

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Gregory Vizirgianakis
Chief Executive Officer
Medinotec Inc.
Northlands Deco Park
10 New Market Street
Stand 299 Avant Garde Avenue
North Riding 2169

> **Re: Medinotec Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 29, 2022**
> **File No. 333-265368**

Dear Gregory Vizirgianakis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed September 29, 2022

Description of Business
Our Key Products, page 67

1. We reissue comment 6 in part. Please provide us with the support for your statement that Canada does not require additional approval beyond knowledge that your medical device has obtained U.S. FDA 510(k) clearance.

Index to Financial Statements, page 82

2.   Please revise this page to correctly state the year ends that are presented in your Unaudited Consolidated Balance Sheets of Medinotec Group of Companies. Currently, the index states the period to be February 28, 2021 when it appears it should be February 28, 2022, as indicated on the Consolidated Balance Sheets on page F-26.

3.   Please revise your financial statements for the Three Months Ended May 31, 2022 and May 31, 2021 to indicate that both periods presented are unaudited as your auditors did not opine on the combined financial statement information for these periods.

Medinotec Incorporated Group
For the Three Months Ended May 31, 2022 (Unaudited) and May 31, 2021
Note 12. Business Acquisitions
Acquisition of Disa Medinotec Proprietary Limited, page F-44

4.   We reviewed your response and revised disclosure to our prior comments 8 and 9. It is not clear how the pro forma financial information provided in this footnote and the additional disclosures provided in MD&A complies with ASC 805-50-45-5. For instance, in your Results of Operations discussion for the Quarter Ended May 31, 2022 and 2021 regarding revenues, you state that for the quarter ending May 31, 2021 the DISA Medinotec Proprietary Limited showed revenue of $319,696 and Medinotec Group recorded revenue of $80,254 for the quarter ended May 31, 2021. It would appear that the revenue line item presented in the Consolidated Statement of Operations would combine the financial data of the previously separate entities in accordance with ASC 805-50-45-5. In addition, your Results of Operations discussion should compare the stated amounts that are presented in the financial statements. Please revise the financial statements and your Results of Operations discussion or explain to us your accounting treatment.

Further, please explain what the difference between the table of revenues by product type for Q12022 of $325,638 doesn't agree with the revenue reported on the Consolidated Statement of Operations of $80,254 or the amount of revenues in your MD&A discussion of $319,696.

        You may contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Scott Doney, Esq.